As filed with the Securities and Exchange Commission on November 9, 1998
                                              Registration No.  333-
==============================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549
                          -----------------------

                                 FORM S-3
                          REGISTRATION STATEMENT
                                   UNDER
                        THE SECURITIES ACT OF 1933
                          -----------------------

                       JEFFERSON SMURFIT CORPORATION
          (Exact name of Registrant as specified in its charter)

            Delaware                            2653                     43-1531401
(State or Other Jurisdiction of     (Primary Standard Industrial      (I.R.S. Employer
 Incorporation or Organization)      Classification Code Number)   Identification Number)

                                      Jefferson Smurfit Centre
                                        8182 Maryland Avenue
                                     St. Louis, Missouri 63105
                                           (314) 746-1100
                (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                       -----------------------

                                         Michael E. Tierney
                                           Vice President,
                                     General Counsel & Secretary
                                    Jefferson Smurfit Corporation
                                      Jefferson Smurfit Centre
                                        8182 Maryland Avenue
                                      St. Louis, Missouri 63105
                                           (314) 746-1100
   (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                       -----------------------

                                               Copies to:
     John R. Ettinger                      Leslie T. Lederer                     Frederick C. Lowinger
  Davis Polk & Wardwell               Stone Container Corporation                   Sidley & Austin
   450 Lexington Avenue                150 North Michigan Avenue               One First National Plaza
 New York, New York 10017               Chicago, Illinois 60601                 Chicago, Illinois 60603
      (212) 450-4000                         (312) 580-4624                         (312) 853-7000
                                       -----------------------

                                 Approximate Date of commencement of
                            proposed sale to the public: From time to time
                            after the effective date of this Registration
                                               Statement.
                                       -----------------------

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earliest effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. [ ]



                                                     CALCULATION OF REGISTRATION FEE
===============================================================================================================================
                                                                                    Proposed Maximum              Amount of
                Title of Each Class of                      Amount to be           Aggregate Offering           Registration
             Securities to be Registered                    Registered(1)               Price(2)                    Fee(3)
-------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share..............      4,675,000 shares            $  56,392,188                $ 15,677
===============================================================================================================================

(1)   Represents the maximum number of shares of Common Stock, par value
      $.01 per share, of the Registrant ("JSC Common Stock") estimated to be issuable upon the conversion of 4,600,000 shares of Series E
      Cumulative Convertible Exchangeable Preferred Stock issued by Stone
      Container Corporation ("Stone") and the 6 3/4% Convertible
      Subordinated Debentures due 2007 issued by Stone if such conversion occurs after the consummation of the merger of JSC Acquisition
      Corporation ("Sub"), a Delaware corporation and a wholly owned subsidiary of Jefferson Smurfit Corporation ("JSC"), with and into Stone.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(3) Computed in accordance with Rule 457(c) under the Securities Act to be $15,677, which is equal to 0.000278 multiplied by the proposed maximum aggregate offering price of $56,392,188.

==============================================================================
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(A) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission acting pursuant to said
Section 8(A) may determine.

PROSPECTUS

     Jefferson Smurfit Corporation

        4,675,000 Shares Common Stock

     We are offering the 4,675,000 shares of Common Stock only to holders of Stone Container Corporation's 6 3/4% Convertible Subordinated Debentures due 2007 (of which $45,241,000 is outstanding) who elect to convert their Debentures and to holders of Stone's 4,600,000 shares of $1.75 Series E Cumulative Convertible Exchangeable Preferred Stock who elect to convert their Preferred Stock. We will merge with Stone if our shareholders and Stone's shareholders approve the merger. Stone shareholders will receive 0.99 of a share of our common stock for each share of Stone common stock that they own if the merger is completed. After the merger, holders of Stone Debentures and holders of Stone Preferred Stock will be able to convert their Debentures or Preferred Stock into shares of Smurfit-Stone Container Corporation (our name after the merger) Common Stock at an initial conversion price of $34.28 per share of Common Stock, subject to certain adjustments. Our Common Stock is currently quoted on The Nasdaq National Market under the symbol "JJSC". After the merger, Smurfit-Stone Container Corporation Common Stock will be quoted on The Nasdaq National Market (the "Nasdaq") under the symbol "SSCC".

     Investing in the Common Stock involves certain risks. See "Risk Factors" Beginning On Page 6.

                          -----------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                          -----------------------

The date of this Prospectus is November 9, 1998.



                          -----------------------

                             TABLE OF CONTENTS

                          -----------------------

                                                                      Page
                                                                      ----


Where You Can Find More Information....................................  2
The Company............................................................  4
The Merger and the Offering............................................  4
Recent Developments....................................................  4
Use of Proceeds........................................................  5
Risk Factors...........................................................  6
Description of SSCC Capital Stock...................................... 12
Delaware General Corporation Law and the Articles and Bylaws........... 14
Comparative Per Share Market Price and Dividend Information............ 21
Certain Federal Income Tax Consequences To U.S. Holders................ 22
Plan of Distribution................................................... 24
Legal Matters.......................................................... 24
Experts................................................................ 24


                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov".

     We filed a Registration Statement on Form S-3 to register with the SEC our Common Stock which may be issued to Stone's Preferred Stockholders and holders of Stone's Debentures. This Prospectus is a part of that Registration Statement. As permitted by SEC rules, this Prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

     The SEC allows us to "incorporate by reference" the information we file with them into this Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this Prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial performance.

JSC SEC Filings (File No. 0-23896)            Period
------------------------------------          -------

Annual Report on Form 10-K                    Fiscal Year ended December 31, 1997

Quarterly Reports on Form 10-Q                Quarters ended March 31, 1998 and June 30, 1998

Current Reports on Form 8-K                   Filed on May 12, 1998

Description of JSC Common Stock from          Filed on April 19, 1994 and amended on April 24, 1994
Registration Statement on Form 8-A

Joint Proxy Statement/Prospectus, with        Filed on October 8, 1998
respect to pages 1-94, pages 114-116 and
the section "Additional Information
Regarding Stone --Recent Developments"
on pages 95-96.


     You may request a copy of these filings (other than any exhibits unless we have specifically incorporated by reference an exhibit in this Prospectus), at no cost, by writing or telephoning us at the following address:

                          Jefferson Smurfit Corporation
                            Jefferson Smurfit Centre
                              8182 Maryland Avenue
                            St. Louis, Missouri 63105
                               Tel: (314) 746-1223

     You should rely only on the information contained or incorporated by reference in this Prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this Prospectus. This Prospectus is dated November 9, 1998. You should not assume that the information contained in this Prospectus is accurate as of any date other than November 9, 1998. We are not making an offer of Common Stock in any state where the offer is not permitted.

                                  THE COMPANY

     We are a focused, integrated producer of paperboard, paper and packaging products made from recycled paper and renewable forest products, serving leading U.S. companies. Our paperboard/packaging products segment, which is responsible for more than 90% of our net sales, is comprised of: (1) containerboard and corrugated shipping containers, (2) recycled boxboard, solid bleached sulfate and folding cartons, (3) uncoated recycled boxboard and industrial packaging,
(4) consumer packaging and (5) fiber resources and timber products. We are a leading manufacturer in each of these areas. Our headquarters are in St. Louis, Missouri. We operate more than 150 mills and converting facilities in the U.S. and employ nearly 16,000 people.

     Our principal office is located at 8182 Maryland Avenue, St. Louis, Missouri 63105, and our telephone number is (314) 746-1223.

                           THE MERGER AND THE OFFERING

     We entered into a merger agreement with Stone Container Corporation on May 10, 1998 (the "Merger"). Stone common shareholders will receive 0.99 of a share of our common stock for each share of Stone common stock that they own if the Merger is completed. The shareholders of both of our companies need to approve the Merger at our respective special shareholders meetings currently scheduled to take place on November 17, 1998. After the Merger, our company name will be changed to Smurfit-Stone Container Corporation ("SSCC"). As used in this Prospectus, unless otherwise indicated, when the word "we" or "our" is used or when we discuss our operations we mean Jefferson Smurfit Corporation ("JSC") prior to the Merger and SSCC after the Merger. SSCC includes Stone as a subsidiary.

     Prior to the Merger, you can elect to convert your Debentures or your Preferred Stock into Stone common stock at $33.94 per share of Stone common stock. After the Merger and upon notification of a conversion, we will make a capital contribution to Stone of the number of shares of our Common Stock necessary to effect the conversion for which we received notice. You can elect to convert your Debentures or your Preferred Stock into shares of SSCC Common Stock at an initial conversion price of $34.28 per share of SSCC Common Stock after the Merger, subject to certain adjustments. You will not be entitled to receive any shares of our Common Stock upon conversion of your Debentures or your Preferred Stock if the Merger is not completed.

     The Debentures and Preferred Stock were previously described in a prospectus dated February 15, 1992 filed by Stone relating to the offering of the Debentures and Preferred Stock, which also describes the circumstances in which the conversion price may be adjusted.

                               RECENT DEVELOPMENTS

     On October 20, 1998, two of Stone's Preferred Stockholders filed a complaint against Stone in Delaware Chancery Court. The plaintiffs allege that Stone is violating its certificate of incorporation by failing to call a meeting of Preferred Stockholders for the purpose of electing two directors by those Stockholders. The plaintiffs also allege that, in connection with its pending merger with JSC, Stone is seeking to change the Preferred Stockholders' rights without a two-thirds class vote of the Preferred Stockholders and that such Stockholders should be entitled to vote with respect to the Merger. Among other things, the plaintiffs are seeking injunctive relief with respect to the Merger.

     On November 4, 1998, Stone reported a net loss of $275.5 million for the third quarter ended September 30, 1998, or $2.66 per share of Stone common stock, which does not include any tax benefit on losses incurred by its U.S. operations. Stone's net loss for the third quarter ended September 30, 1997 was $98.7 million, or $1.01 per share of Stone common stock, and its net loss for the second quarter ended June 30, 1998 was $156.6 million, or $1.59 per share of Stone common stock. Stone's revenue for the third quarter ended September 30, 1998 was $1.22 billion, compared to $1.18 billion for the third quarter ended September 30, 1997, and $1.27 billion for the second quarter ended June 30, 1998.

     Stone's net loss for the third quarter of 1998 included a non-recurring charge for asset write-downs, and losses related to downtime at its paper mills to balance inventories. Additionally, the results included foreign exchange losses incurred by a Canadian affiliate. Pursuant to accounting standards, Stone's net loss for the third quarter of 1998 also included the impact of establishing reserves against deferred tax assets on net operating loss carryforwards, which may not be realizable in the future.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the offering of Common Stock.

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this Prospectus before deciding to convert your Preferred Stock or Debentures.

Risks Relating to Integration of Operations; Realization of Synergies

     The Merger involves the integration of two companies that have previously operated independently. Stone and JSC expect to realize significant cost savings and other synergies from the Merger, but cannot be certain as to when or the extent to which these will be achieved. There are numerous systems that must be integrated, including management information, purchasing, accounting and finance, sales, billing, payroll and regulatory compliance. Stone has maintained separate systems at the entities it has acquired in recent years, which will make integration more difficult. JSC and Stone do not expect to have completed their systems integration before the end of 1999. In addition, customer retention may be more difficult after the Merger.

Risks Relating to Realization of Proceeds from Proposed Divestitures; Ability to Reduce Debt

     JSC and Stone have announced a divestiture program to narrow our product focus. We intend to sell certain noncore businesses and assets and use the net proceeds to reduce debt. Since the assets we intend to sell are in cyclical industries, an industry downturn would reduce the value of those assets. If we are unable to sell the assets or unable to sell them at the prices we anticipate, we would be more highly leveraged than we expected to be. This means that we would not be able to reduce our interest expense to the levels we currently anticipate. In addition, it also means that we would continue to own and operate non-core businesses and assets.

Substantial Leverage

     JSC has a highly leveraged capital structure, including approximately $2.1 billion outstanding debt as of June 30, 1998. Stone also has a highly leveraged capital structure, including approximately $4.5 billion of outstanding debt as of June 30, 1998. We intend to incur additional debt in connection with the Merger as described in "--Ability to Service Debt; Liquidity" below. Our level of debt could have important consequences for us and our stockholders. We may be required to seek additional sources of capital, including additional borrowings under JSC's and Stone's existing credit agreements. We may seek other private or public debt or equity financings to service or refinance our debt. These sources of capital may not be available on favorable terms. A substantial portion of our cash flow from operations will be necessary to pay principal and interest on our debt and our other obligations, instead of being available to be used in our business. Our level of debt could make us more vulnerable to economic downturns and may reduce our operational and business flexibility in responding to changing business and economic conditions. We will be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage. In addition, borrowings under JSC's and Stone's existing credit agreements will be at variable rates of interest, which will expose us to the risk of increased interest rates.

Ability to Service Debt; Liquidity

     Stone's income (loss) before interest expense and income taxes was not sufficient to cover its interest expense for the six months ended June 30, 1998 by $296.8 million and for the year ended December 31, 1997 by $618.5 million.
 It is expected to continue to be insufficient through at least the remainder of 1998. As of September 30, 1998, JSC has scheduled principal payments for existing debt of approximately $2 million in the fourth quarter of 1998, approximately $36 million in 1999, approximately $62 million in 2000, and approximately $2 billion thereafter. As of September 30, 1998, Stone has scheduled principal payments for existing debt (exclusive of non-recourse debt of its affiliates) of approximately $247 million in the fourth quarter of 1998, approximately $747 million in 1999, approximately $472 million in 2000, and approximately $3.1 billion thereafter.

     In connection with the Merger, we have signed a commitment letter with two banks to amend our existing credit agreement to borrow $550 million. We will provide $300 million of our new borrowings to Stone. The amendment to our credit agreement is subject to the parties signing definitive documentation and the satisfaction of other conditions. The conditions include the absence of any material adverse change at our company and our subsidiaries and Stone and its subsidiaries, and the absence of any material adverse change or condition in the loan or other financial markets that would have a material adverse effect on the syndication of the amended credit agreement. If we are not able to borrow the $550 million under our amended credit agreement, there may not be any alternative financings available to us, or available at satisfactory terms. We expect that the combination of the $300 million we provide to Stone, proceeds from any divestitures and funds generated from operations will satisfy Stone's short term liquidity needs, including scheduled payments of principal and interest and anticipated capital expenditure and working capital requirements. Stone does not expect such sources of funds to be sufficient to satisfy its long term liquidity needs and will need to obtain additional debt or equity financing.

     Our ability to meet our obligations and to comply with the financial covenants that are in our debt instruments will be largely dependent upon our future performance. Our results will be subject to financial, business and other factors. Many of these factors will be beyond our control, such as the state of the economy, the financial markets, demand for and selling prices of our products, costs of our raw materials and legislation and other factors relating to the containerboard industry generally or to specific competitors.

     If proceeds from borrowings or other financing sources and from any divestitures and operating cash flows do not provide sufficient liquidity for us to meet our operating and debt service requirements, we will be required to pursue other alternatives to repay debt and improve liquidity. We may be forced to sell other assets, reduce costs, defer certain discretionary capital expenditures and seek amendments or waivers to our debt instruments. If we are not able to generate sufficient cash flow or otherwise obtain the necessary funds to make our required debt payments, or if we fail to comply with the covenants in our debt instruments, we would be in default. In a default situation, debtholders can accelerate the maturity of the debt we owe, which could cause defaults under our other debt.

     We, along with Stone, will need to obtain amendments and waivers under our respective credit agreements in order to waive change-of-control events of default which would otherwise occur upon the consummation of the Merger. If a change-of-control event of default occurred, the debt under the credit agreements would be accelerated so that it would become due and payable immediately. Both of us are currently seeking such amendments and waivers from our respective bank lenders and believe that such amendments and waivers will be available prior to the Merger. Furthermore, Stone intends to obtain amendments under its credit agreement in order to extend the maturity of the revolving portion of its credit agreement (the aggregate commitment amount of $560 million) beyond its currently scheduled maturity of May 1999 and the scheduled repayment of a portion of its term loan facility (the aggregate amount of $190 million) beyond its currently scheduled repayment date of October 1999. We may not be permitted to borrow the $550 million described above unless Stone obtains some or all of the amendments. Stone is actively seeking the amendments. If Stone does not obtain these amendments, the relevant portion of Stone's debt will mature or repayments will become due as currently scheduled. Stone will then not have sufficient funds to satisfy its short-term liquidity needs and will need to obtain additional debt or equity financing.

     The Merger will constitute a "Change of Control" under Stone's $1.85 billion outstanding senior notes and $639 million outstanding subordinated notes. As a result, Stone will be required to offer to repurchase the subordinated notes at a price equal to 101% of the principal amount (together with accrued but unpaid interest), subject to the condition precedent that Stone has first either repaid its outstanding bank debt or obtained the consent of its bank lenders to make such repurchase. In the case of the senior notes, Stone will be required to make a similar offer to repurchase the senior notes at a price equal to 101% of the principal amount (together with accrued but unpaid interest) unless such a repurchase would constitute an event of default under Stone's outstanding bank debt and Stone has neither repaid its bank debt nor obtained the consent of its bank lenders to such repurchase. A repurchase of the senior notes or of the subordinated notes will not be permitted by Stone's bank debt. Although the senior notes refer to an obligation to repay the bank debt or obtain the consent of the bank lenders to such repurchase, the notes do not specify a deadline, if any, following the Merger for repayment of bank debt or obtaining such consent. Stone intends to actively seek commercially acceptable sources of financing to repay such bank debt or alternative financing arrangements which would cause the bank lenders to consent to the repurchase of the senior or the subordinated notes. We cannot predict whether Stone will be successful in obtaining such financing or consents or the terms of any such financing or consents. If Stone is unsuccessful in repaying its bank debt or obtaining the requisite consents from the lenders, the holders of its notes may assert that its failure to do so after some period of time constitutes a default. Certain of the notes have recently been trading at a price below 101% of the principal amount, and may continue to trade at a price below 101% at the consummation of the Merger.

Industry Conditions; Cyclicality

     Our operating results reflect the general cyclical pattern of the industry. The vast majority of our products are commodities, resulting in extreme price competition. Our primary industry has had substantial over-capacity for several years. Our industry is capital intensive, which leads to high fixed costs and generally results in continued production as long as prices are sufficient to cover marginal costs. This has caused substantial price competition and volatility and caused Stone to generate net losses for most of this decade. In the event of a recession, demand and prices are likely to drop substantially.

     Our sales and profitability have historically been more sensitive to price changes than changes in volume. If prices for our products decrease in the future, our operating results would be negatively affected. These factors, coupled with our highly leveraged financial position, may adversely impact our ability to respond to competition and to other market conditions or to otherwise take advantage of business opportunities.

Restrictive Covenants; Limited Ability to Incur Debt

     Our ability to incur additional debt, and in certain cases, refinance outstanding debt, is significantly limited or restricted under our debt instruments, in particular our indentures and credit agreements. Our indentures and credit agreements contain covenants that restrict, among other things, our ability to incur debt, pay dividends, repurchase or redeem capital stock, engage in transactions with stockholders and affiliates, issue capital stock, create liens, sell assets, engage in mergers and consolidations and make investments in unrestricted subsidiaries. In addition, we will be limited in our ability to move capital freely among our holding company and our subsidiaries. The limitations in these agreements, together with our highly leveraged capital structure, could limit our ability to effect future debt or equity financings. It may also restrict our corporate activities, including our ability to avoid defaults, to provide for capital expenditures, to take advantage of business opportunities or to respond to advantageous market conditions.

     At September 30, 1998, Stone had borrowing availability under its revolving credit facilities of approximately $117 million. Except for 1995, Stone has recorded net losses annually since 1992. Stone has recorded net losses of $225.7 million, $417.7 million, $126.2 million, $204.6 million, $358.7 million and $269.4 million for the first half of 1998, and for the years 1997, 1996, 1994, 1993 and 1992, respectively. Unless Stone achieves significant price increases and sustains such levels in the future, Stone will continue to incur net losses and a deficit in net cash provided by operating activities. Without additional cash generated by operations or funds from other parts of our company, Stone may exhaust all or substantially all of its cash resources and borrowing availability under its revolving credit facilities. On March 26, June 5 and July 31, 1998, Stone sought and obtained amendments to certain debt ratio and interest coverage ratio requirements under its credit agreement, which Stone anticipated it might fail to comply with. Stone may need to obtain similar amendments or waivers in the future, although in the future its lenders may not be willing to grant relief for its failure to comply with the ratios or other covenants in its credit agreement.

     In addition, Stone was unable to maintain the minimum subordinated capital base required under $1.85 billion of its outstanding senior notes. Accordingly, in April 1998 Stone offered to repurchase 10% of each series of the senior notes with the consent of the lenders under its credit agreement. If Stone continues to be unable to maintain the minimum subordinated capital base required, and the lenders in the future do not permit such offer to repurchase to be made, the interest rate on its senior notes would increase by 50 basis points per quarter up to a maximum of 200 basis points until it attains the minimum subordinated capital base. Beginning on the first interest payment date after July 1, 1998, the interest rates on each series of its approximately $594 million aggregate outstanding senior subordinated notes has increased by 50 basis points due to its inability to maintain a certain net worth. The interest rates will continue to increase by 50 basis points on each succeeding interest payment date up to a maximum of 200 basis points until Stone is able to obtain the required net worth.

Influence of Significant Stockholder

     After the Merger, Smurfit International B.V. ("SIBV"), a wholly owned subsidiary of Jefferson Smurfit Group ("JSG"), will have a significant effect on the outcome of all matters submitted to a vote to our shareholders due to its substantial ownership of our common stock. SIBV's presence as a significant stockholder may deter a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even if such events might be favorable to us or our stockholders.

Effect of Asian Economic Weakness

     Recently, several countries in Asia have experienced a severe economic crisis, which includes a significant devaluation of their currencies and general financial difficulties. This crisis is affecting and will continue to negatively affect the demand for our products and the prices of our products. In particular, Asian demand for paper and pulp products has declined as a result of weak economic conditions and financial market turmoil. This has led to downward pricing pressures and a decreased consumption in the region. In addition, producers for the Asian markets have redirected their production to other markets, creating a downward pressure on prices elsewhere.

     Weak market conditions in Asia may continue to have an adverse effect on the level of worldwide demand for our products since producers for the Asian markets may continue to redirect its tonnage to other regions. Significant future weakness in Asian markets could further erode world-wide pricing for our products, thereby adversely affecting our results of operations. In addition, Asian producers may use their depreciated currencies to increase exports. Any significant destabilization of one or more major Asian trading currencies could further erode prices for our commodity grade products.

Competition

     The paperboard and packaging products industries are highly competitive. No company has a dominant position in the industry. Our competitors include large, vertically integrated paperboard and packaging products companies and numerous smaller companies. Because our products are globally traded commodities, the industries we compete in are particularly sensitive to price fluctuations. Competition is also based on innovation, price, design, quality and service, with different emphasis on these factors depending on the product line. If one or more of our competitors become more successful on any key competitive factor, our business could be materially, adversely affected. The market for newsprint, folding cartons and market pulp are also highly competitive. Many of our competitors are less leveraged and have greater financial and other resources and are able to better withstand the adverse nature of the business cycle.

     In addition, we may not be able to maintain all or a substantial majority of the sales volume to our customers if they decide to diversify their suppliers.

Raw Materials

     Wood fiber and recycled fiber, the principal raw materials used in the manufacture of our products, are purchased in highly competitive, price sensitive markets. These raw materials have historically exhibited price and demand cyclicality. The supply and price of wood fiber in particular is dependent upon a variety of factors over which we have no control, including environmental and conservation regulations, natural disasters, such as forest fires and hurricanes, and weather. A decrease in the supply of wood fiber has caused, and will likely continue to cause, higher wood fiber costs in some of the regions in which we procure wood. The increase in demand of products manufactured from recycled fiber has sometimes caused a tightness in supply of recycled fiber. At those times there is a significant increase in the cost of such fiber used in the manufacture of recycled containerboard and related products. Such costs are likely to continue to fluctuate based upon demand/supply characteristics. We have not experienced any significant difficulty in obtaining wood fiber and recycled fiber in economic proximity to our mills, but may experience such difficulty in the future.

Environmental Matters

     Our business is subject to federal, state, foreign and local environmental requirements, particularly relating to air and water quality. We have faced environmental liability for the costs of remediating soil or groundwater that we have contaminated at various sites, and expect to face similar liability in the future. There may also be similar liability at sites where we may be a potentially responsible party and which are the subject of cleanup activity under the Comprehensive Environmental Response, Compensation and Liability Act, analogous state laws and other laws concerning hazardous substance contamination. We have incurred civil and criminal fines and penalties relating to environmental matters and costs relating to the damage of natural resources, lost property values and toxic tort claims, and expect to incur similar fines and penalties in the future. We have spent significant amounts of money in the past to comply with environmental regulations and expect that we will have to spend money in the future. We have taken reserves based on current information to address environmental liabilities. Additional significant expenditures could be required if the law changes or new information is discovered, and those expenditures could have a material adverse effect on our financial condition. In addition, both of our companies have been required to make significant environmental capital expenditures every year, and we expect those expenditures to increase significantly in the next several years. The United States Environmental Protection Agency has finalized parts of a comprehensive rule governing our industry (the "Cluster Rule"). We estimate that it may require approximately $140 million over the next three to five years and Stone estimates that it may require approximately $180 million during the period 1998 through 2005 to meet the Cluster Rule requirements that have been finalized. We cannot predict the ultimate cost of complying until further engineering studies are completed, and non-final regulations are finalized.

Foreign Currency/Exchange Rate Fluctuation Risks

     We do not currently engage in and do not anticipate engaging in, hedging or other transactions intended to manage foreign currency exchange risks. In the past, Stone has reported foreign exchange transaction losses. We have no material foreign operations, but do have export sales that are denominated principally in U.S. dollars.

     Stone has significant foreign operations and had export sales of approximately $548 million in 1997, denominated principally in U.S. dollars. The functional currency for the majority of its foreign operations is the applicable local currency, other than for foreign operations in highly inflationary economies where the functional currency is the U.S. dollar. These factors substantially mitigate any potential foreign currency exchange risk. Stone translates foreign operations conducted in local currencies into U.S. dollars for financial reporting purposes of assets and liabilities. Gains or losses from foreign operations conducted in U.S. dollars directly affect our stockholders' equity. In addition, Stone consolidates (under equity accounting) its proportionate share of the foreign currency transaction gains or losses of Abitibi-Consolidated Inc. ("Abitibi"). Abitibi is a Canadian corporation which does have substantial sales in U.S. dollars and significant exposure under foreign exchange forward contracts hedging Abitibi's future U.S. dollar revenues. We both also compete with foreign producers, particularly in Northern Europe. Any revaluation of the U.S. dollar relative to Northern European currencies or the European common currency would cause our products to be less cost competitive.

Year 2000

     Year 2000 issues are the result of computer programs that were written using two digits rather than four to define the applicable year. Any of our computer programs that use two digits rather than four digits to specify the year will be unable to interpret dates beyond the year 1999. This problem could result in a system failure or miscalculations causing disruptions of operations. The three major areas that could be critically affected are financial and information system applications, manufacturing operations and third-party relationships with vendors and with customers. We have developed plans to address this exposure. Financial and operational systems and manufacturing equipment have been assessed. We have developed detailed plans and begun conversion efforts. We believe that our internal systems are Year 2000 compliant or will be upgraded or replaced in connection with previously planned changes to information systems prior to the need to comply with Year 2000 requirements. We are also communicating with critical suppliers to determine whether they are addressing potential Year 2000 issues. The failure of suppliers (including raw material suppliers, freight and transportation companies and utilities) or customers to achieve Year 2000 compliance could materially and adversely affect our results of operations.

Forward-Looking Statements May Prove Inaccurate

     Some of the statements in this Prospectus are forward-looking. The words "anticipates," "believes," "expects," "intends," and similar expression used in this Prospectus are intended to identify forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties. Although we believe that our expectations are based on reasonable assumptions, our statements may be influenced by factors that could cause actual outcomes and results to be materially different from what we have projected. Certain of those factors are beyond our control, including: the impact of general economic conditions in the U.S. and Canada and in other countries in which both of our companies currently do business (including Asia, Europe and Latin and South America); industry conditions, including competition and product and raw material prices; fluctuations in exchange rates and currency values; capital expenditures requirements; legislative or regulatory requirements, particularly concerning environmental matters; interest rates; access to capital markets; the timing of and value received in connection with asset divestitures; and obtaining required approvals of debtholders. Our actual results, performance or achievement could be materially different from our forward-looking statements for various reasons, including the reasons discussed under "Risk Factors".


                        DESCRIPTION OF SSCC CAPITAL STOCK

General

     Unless indicated otherwise, this section is a discussion of SSCC after the time that a certificate of Merger is filed with the Delaware Secretary of State (the "Effective Time").

Authorized Capital Stock

     Our authorized capital stock is 400,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

     Dividends

     Our common stockholders will be entitled to receive dividends when dividends are declared by our Board at any regular or special meeting. Dividends may be paid in cash, stock or other form. In certain cases, common stockholders may not receive dividends until we have satisfied our obligations to any preferred stockholders. In addition, payment of dividends to common stockholders may be restricted under certain of our financing agreements.

     Fully Paid

     All outstanding shares of our common stock are fully paid and non-assessable.

     Voting Rights

     Each share of our common stock is entitled to one vote in the election of directors and other matters. Common stockholders are not entitled to preemptive or cumulative voting rights, except for SIBV. SIBV has the right to maintain its percentage ownership of our common stock if there are public or private issuances of our common stock. SIBV agreed to waive its rights with respect to the common stock to be issued in connection with the Merger and upon the conversion of Stone debt or equity securities outstanding as of May 10, 1998, including the Stone Preferred Stock and Debentures.

     Other Rights

     We will notify our common stockholders of any shareholders' meetings according to applicable law. If we liquidate, dissolve or wind-up our business, either voluntarily or not, our common stockholders will share equally in the assets remaining after we pay our creditors and preferred stockholders.

     Listing

     Our common stock is quoted on Nasdaq.

     Transfer Agents and Registrars

     Chase Mellon Shareholder Services is the transfer agent and registrar. You may contact Chase Mellon located in Overpeck Centre, 85 Challenger Road, Ridgefield Park, New Jersey 07660. Their telephone number is (800) 777-3694.

Preferred Stock

     We have not issued any preferred stock. The following description of the terms of the preferred stock sets forth certain general terms and provisions of our authorized preferred stock. If we offer preferred stock, the specific designations and rights will be described in a prospectus or other offering document.

     Our Board can, without approval of our stockholders, issue one or more series of preferred stock. The Board can also determine the number of shares of each series and the rights, preferences and limitations of each series including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any wholly unissued series of preferred stock, the number of shares constituting each series and the terms and conditions of issue. In some cases, the issuance of preferred stock could delay a change in control of our company and make it harder to remove present management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of our common stock.

          DELAWARE GENERAL CORPORATION LAW AND THE ARTICLES AND BYLAWS

General

     Unless indicated otherwise, this section is a discussion of SSCC after the Effective Time.

     We are a Delaware corporation subject to the Delaware General Corporation Law (the "Delaware Law"). Provisions of the Delaware Law, in addition to the restated certificate of incorporation and bylaws which are amended and restated at the Effective Time, address corporate governance issues, including the rights of shareholders. Some of these provisions could hinder management changes while others could have an anti-takeover effect. This anti-takeover effect may, in some circumstances, reduce the control premium that might otherwise be reflected in the value of our common stock.

     We have summarized the key provisions below. The descriptions are not complete. You should read the actual provisions of our Charter and Bylaws and the Delaware Law that relate to your individual investment strategy.

Number of Directors

     Our Charter and Bylaws provide for our Board to consist of 12 members. Until Mr. Roger Stone ceases to be Chief Executive Officer or until February 16, 2001, whichever occurs earlier (the "Termination Date"), the total authorized number of directors comprising our entire Board may not be increased or decreased without the affirmative vote of stockholders holding at least 75% of the voting power of our then outstanding capital stock. Mr. Stone's term as CEO is scheduled to expire on the first annual meeting of stockholders to take place after February 16, 2001, unless changed by a vote of at least 75% of the members of our Board.

Term of Directors

     Our Charter requires all directors of our Board to be elected at each annual meeting for a term of one year.

     Our Bylaws provide that, until the Termination Date, each director must retire no later than the date of the first annual meeting to be held following that director's 72nd birthday.

Composition of the Board/Nomination of Directors

     Under our Bylaws, following the Termination Date, nominations of persons for election to our Board may be made at any annual meeting or special meeting of stockholders. The nominations may be by or at the direction of our Board or by any stockholder who is entitled to vote in the election of directors. The procedures are set forth in our Bylaws.

     Our Bylaws provide for the establishment of the following three board committees for nominating persons for election as directors and filling director vacancies: the Stone Committee, the JSC Committee and the Morgan Stanley Leveraged Equity Fund II, Inc. ("MSLEF") Committee (each, a "Nominating Committee"). The Stone Committee and the JSC Committee will function until the Termination Date. The MSLEF Committee will function until MSLEF beneficially owns less than the at least 1,000,000 shares of common stock, as it may be adjusted (the "MSLEF Threshold Amount of Shares"). Before each stockholders' meeting where our directors are to be elected:

     (x) the Stone Committee will have the authority to designate four persons as nominees for election as directors and, in addition, one person as nominee both for election as a director and for appointment as CEO;

     (y) the JSC Committee will have the authority to designate four persons as nominees for election as directors and, in addition, one person as nominee both for election as a director and for appointment as Chairman of the Board and one person as nominee both for election as a director and for appointment as Executive Vice President - Deputy Chief Executive Officer ("EVP"); and

     (z) the MSLEF Committee will have the authority to designate one person as nominee for election as a director.

     Our Bylaws provide that at each stockholders' meeting where directors are to be elected, the officer presiding at such meeting will nominate, on behalf of the Nominating Committees (if such committees exist), the persons designated for nomination by the Nominating Committees. At the meeting, our Board or any Board committee will not be permitted to nominate or direct the nomination as a director any person who was not designated by one of the Nominating Committees.

     As of the Effective Time, our Board will, by resolution, designate certain of our directors (including the CEO) as "Stone Directors", certain of our directors (including the Chairman and the EVP) as "JSC Directors" and one of our directors as the "MSLEF Director". Each director nominated or appointed to our Board (i) by the Stone Committee, is considered a "Stone Director", (ii) by the JSC Committee, is considered a "JSC Director", (iii) by the MSLEF Committee, is considered the "MSLEF Director" and (iv) by the entire Board (and not by any of the Nominating Committees), is considered an "Unaffiliated Director". In addition, if at that time there is no MSLEF Director and MSLEF owns more than the MSLEF Threshold Amount of Shares, holders of at least a majority of the voting power of our then outstanding capital stock may designate up to one director to serve as the MSLEF Director. The Stone Committee is comprised exclusively of each of the Stone Directors; the JSC Committee is comprised exclusively of each of the JSC Directors; and the MSLEF Committee is comprised exclusively of the MSLEF Director. Any person elected to our Board who was not nominated by any of the Nominating Committees is considered an "Unaffiliated Director" and will not sit on any of the Nominating Committees, unless such director was designated as the MSLEF Director by at least a majority of the voting power of our then outstanding capital stock.

     Mr. Stone, MSLEF and SIBV are parties to a voting agreement (the "Voting Agreement"). Each has agreed to vote or cause to be voted all of its shares of common stock in favor of the persons designated for nomination to our Board by the Nominating Committees and Mr. Stone (if he has not been designated for nomination by any of the Nominating Committees). The parties' obligation to vote for Mr. Stone as a director terminates if Mr. Stone is removed as CEO for Cause or when he reaches the age of 72.

Removal of Directors

     Our Charter and Bylaws provide that until the Termination Date, our Board will not request that a special meeting of stockholders be called for the purpose of removing a director from office, unless the affirmative vote of at least 75% of the members of our entire Board has first determined that there exists Cause to remove such director. This 75% voting requirement will not apply to our Board calling a special meeting for the removal of the MSLEF Director if MSLEF beneficially owns less than the MSLEF Threshold Amount of Shares. Our Charter and Bylaws provide that a special meeting of stockholders may be called, for any purpose, at the written request of stockholders holding at least 25% of the voting power of our then outstanding capital stock entitled to vote.

     If at any time MSLEF owns less than the MSLEF Threshold Amount of Shares, each of MSLEF, SIBV and Mr. Stone has agreed that, at the request of either of the other parties, it will vote or cause to be voted all of its shares of common stock in favor of calling a special meeting of stockholders for the purpose of removing the MSLEF Director and removing the MSLEF Director at the special meeting. Each of SIBV, MSLEF and Mr. Stone has agreed not to vote or cause to be voted any of its shares of common stock in favor of the removal of any director nominated or appointed to our Board by any Nominating Committee other than for Cause.

Removal of Officers

     Our Bylaws provide that after the Termination Date, officers may be removed at any time by the affirmative vote of a majority of the directors. Our Bylaws provide that until the Termination Date, the Chairman, the CEO and the EVP (in his or her capacity as an officer) will be subject to removal only for Cause as determined by at least 75% of the members of our entire Board.

Filling of Vacancies

     Under our Bylaws after the Termination Date, vacancies on our Board resulting from the removal from office, resignation, retirement, death or other unavailability of any of our directors may be filled only by the affirmative vote of a majority of our directors then in office or by our stockholders at a special meeting called for this purpose.

     Until the Termination Date, our Bylaws provide that if any director (other than an Unaffiliated Director) is removed from our Board, resigns, retires, dies or otherwise cannot continue to serve as a member of our Board, if that director is (i) a Stone Director, then the Stone Committee will have the exclusive authority to appoint a person to fill such vacancy, (ii) a JSC Director, then the JSC Committee will have the exclusive authority to appoint a person to fill such vacancy or (iii) a MSLEF Director, then a majority of the members of our entire Board will have the exclusive authority to appoint a person to fill such vacancy (in which case, that newly appointed director will be considered an Unaffiliated Director). Our Bylaws also provide that (i) if a director who is removed from our Board, resigns, retires, dies or otherwise cannot continue to serve as a member of our Board is also the Chairman or the EVP and (ii) if JSG and its subsidiaries beneficially own less than 15% of the then outstanding shares of our common stock, then a majority of the members of our entire Board will have the exclusive right to appoint a person to fill that vacancy (in which case that newly appointed director will be considered an Unaffiliated Director). Our Bylaws further provide that if
(i) a MSLEF Director tenders his or her resignation from our Board effective as of a future date, (ii) the MSLEF Committee designates a person to replace the resigning MSLEF Director prior to that future date and (iii) at such future date, MSLEF beneficially owns at least the MSLEF Threshold
Amount of Shares, then the person designated by the MSLEF Committee is appointed to fill the vacancy effective as of such future date and is considered the MSLEF Director.

     Each of the parties to the Voting Agreement has agreed that, so long as MSLEF owns the MSLEF Threshold Amount of Shares, if at any time there is no MSLEF Director (due to the MSLEF Director's resignation, retirement, death or otherwise), it will vote or cause to be voted all shares of common stock beneficially owned by it in favor of calling a special meeting of our stockholders for the purpose of removing an Unaffiliated Director (if any) and replacing the Unaffiliated Director (or filling the vacancy left by the MSLEF Director) with a person designated by MSLEF and at the special meeting, removing such Unaffiliated Director, electing the designee of MSLEF to our Board and designating that person as the "MSLEF Director" on our Board.

     Our Bylaws provide that, if an Unaffiliated Director is removed from our Board or resigns, retires, dies or otherwise cannot continue to serve as a member of our Board, then a majority of the members of our entire Board will have the authority to appoint a person to fill such vacancy.

     Our Bylaws provide that the Stone Committee will use its best efforts to ensure that at all times at least two of its designees for nomination or appointees to our Board are Independent Directors (as defined in our Bylaws), and also provide that the JSC Committee will use its best efforts to ensure that at all times at least two of its designees for nomination or appointees to our Board are Independent Directors.

Special Meetings of Stockholders

     Our Charter and Bylaws permit special meetings of our stockholders to be called by the Chairman, the President, the Secretary or any Vice President or at the request of a majority of our Board (except as described above under "--Removal of Directors"). In addition, under our Charter and Bylaws, stockholders holding at least 25% of the voting power of our then outstanding capital stock entitled to vote will have the right to call a special meeting of stockholders. This will permit SIBV, currently our largest stockholder, to call a special meeting of stockholders without the consent of any of our other stockholders. Our Charter and Bylaws further provide that in order for a stockholder to nominate a person to be elected at a special meeting to serve as a director on our Board, the stockholder must comply with certain advance notice requirements in our Bylaws. The parties to the Voting Agreement have agreed with respect to voting to call and voting at special meetings of our stockholders.

Amendment of Charter

     Delaware Law generally requires the approval of the board of directors and a majority of the outstanding stock entitled to vote to amend a company's certificate of incorporation.

     The amendment of the following provisions of our Charter require the affirmative vote of stockholders holding at least 75% of the voting power of our then outstanding capital stock entitled to vote: provisions requiring a 75% stockholder vote to amend certain Bylaw provisions and provisions which repeat certain Article 5 provisions of our Bylaws where, pursuant to the our Bylaws, stockholder amendment of such Article 5 provisions requires a 75% stockholder vote. In addition, our Bylaws require the approval of at least 75% of the members of our entire Board in order to make certain recommendations to the stockholders. See "--Approval of Certain Actions."

     Each of the parties to the Voting Agreement has agreed not to vote in favor of any resolution by any stockholder that seeks to amend, repeal, or adopt any provision inconsistent with Article 5 or our Charter provisions requiring, in the case of stockholder amendment or repeal of certain Bylaw provisions, the vote of holders of at least 75% of the voting power of our then outstanding capital stock.

Amendment of Bylaws

     Our Charter and Bylaws provide that, until the Termination Date, amendment of Article 5 requires the approval of at least 75% of our entire Board or the affirmative vote of the holders of at least 75% of the voting power of our then outstanding capital stock entitled to vote. From and after the Termination Date, our Bylaws provide that it may not be amended except by a majority of our entire Board or by the affirmative vote of the stockholders as required by Delaware Law.

     In addition, our Charter and Bylaws provide that so long as MSLEF beneficially owns more than the MSLEF Threshold Amount of Shares, the amendment of any provision of our Bylaws relating to (i) the authority and membership of the MSLEF Committee and the Compensation Committee, (ii) the inclusion of the MSLEF Director on the Independent Committee and the JSG Supervisory Committee (if such committees exist) or (iii) the designee for nomination, removal or replacement of the MSLEF Director, will require the unanimous vote of each member of our Board or the affirmative vote of the holders of at least 75% of the voting power of our then outstanding capital stock entitled to vote.

Approval of Certain Actions

     Our Bylaws provide that, until the Termination Date, approval of at least 75% of our entire Board will be required for (i) any recommendation to our stockholders to change the number of directors constituting our Board, (ii) any change in the tenure of Mr. Stone as CEO or any removal of the CEO other than for Cause, (iii) any change in the title or any material diminution in the responsibilities of the Chairman, the CEO or the EVP, (iv) any stock repurchase that would result in the aggregate beneficial ownership by JSG and its subsidiaries of our capital stock representing more than 40% of the voting power represented by all of our outstanding capital stock (or, if such ownership is already greater than 40%, increasing such beneficial ownership), or (v) any change in the scope or composition of any of the committees of our Board (including any change of the chairman of the Compensation Committee) or the two management committees (including any change of the chairman of the Cost Reduction/Divestiture Committee) described in our Bylaws. In addition, our Bylaws confer on various Committees certain powers and authority of our Board. See "--Board Committees."

Board Committees

     In addition to the Nominating Committees, our Bylaws provide for the establishment of six committees of our Board. The Compensation Committee will determine compensation payable to all Executive Officers (as defined in our Bylaws) and approve the adoption of, amendment to and make all decisions with respect to, all bonus, incentive and other employee benefit plans and will make all decisions with respect to grants or awards made. The Audit Committee will perform functions customary for the audit committee of a public company. The Independent Committee will have the responsibilities described below. The JSG Supervisory Committee will seek to ensure the enforcement against JSG of the standstill agreement dated as of May 10, 1998 among JSG, MSLEF and JSC (the "Standstill Agreement"). The MSLEF Supervisory Committee (together with the JSG Supervisory Committee, the "Supervisory Committees") will seek to ensure the enforcement against MSLEF of the Standstill Agreement. The
Officer Appointment Committee will have the responsibilities described below.

     Our Bylaws provide that the Compensation Committee will be comprised exclusively of (i) one Independent Director designated by the Stone Committee (until the Termination Date), (ii) one Independent Director designated by the JSC Committee (until the Termination Date) and (iii) one director, who will be chairman of the committee, designated by the MSLEF Committee (so long as there is a MSLEF Committee and the MSLEF Committee has not waived its right). If there is no MSLEF Committee (or if the MSLEF Committee has waived its right to designate a director on the Compensation Committee), the Compensation Committee will include a third director designated by a majority of the members of our Board and will be chaired by one of the directors on the committee designated by at least 75% of the members of our Board.

     Our Bylaws require that, until the Termination Date, the Independent Committee be comprised exclusively of (i) two Independent Directors designated by the Stone Committee (until the Termination Date), (ii) two Independent Directors designated by the JSC Committee (until the Termination Date) and (iii) the MSLEF Director (so long as there is a MSLEF Director).

     From and after the Termination Date and until five years after the Effective Time (the "Fifth Anniversary"), our Bylaws require the Independent Committee to consist exclusively of Independent Directors designated by at least a majority of the members of our entire Board. For the purposes of this requirement, any MSLEF Director will be considered an Independent Director so long as he or she is not an officer or employee or a director, officer or employee of any beneficial owner of 15% or more of our capital stock.

     Until the Fifth Anniversary, our Bylaws generally prohibit our Board from authorizing or approving any commercial or other transactions (including, any squeeze-out of other stockholders effected by merger, reverse stock split or otherwise) or agreements between us and our subsidiaries, on the one hand, and JSG and its subsidiaries (other than us and our subsidiaries), on the other hand, unless such actions have first been recommended by at least a majority of the members of the entire Independent Committee. This requirement is subject to certain exceptions, including exceptions for (x) transactions based on agreements in effect on the date of the merger agreement or entered into in connection with the merger agreement or replacement agreements, (y) any sale of assets below specified levels, and (z) product sales in the ordinary course of business effected on arm's length equivalent terms and which do not otherwise require Board approval.

     The JSG Supervisory Committee is comprised exclusively of the MSLEF Director and each director who is both Independent of JSG and not a JSC Director. The MSLEF Supervisory Committee is comprised exclusively of each director, other than the MSLEF Director (if any), who is Independent of MSLEF.

     The Officer Appointment Committee has the exclusive authority to appoint or terminate the employment of Executive Officers other than the CEO, the EVP and CFO. They also have the authority to create additional Executive Officer positions. The Officer Appointment Committee is comprised of the Chairman and the CEO so long as he or she is a director. The Officer Appointment Committee is permitted to exercise its authority only in accordance with the recommendations of the CEO, subject to the unanimous approval of the Officer Appointment Committee. If the Officer Appointment Committee and the CEO disagrees on any decision of the Officer Appointment Committee, then our Bylaws provide that the Independent Committee (instead of the Officer Appointment Committee) will have the exclusive authority to decide the subject of the disagreement.

Management Committees

     Our Bylaws establish two management committees which will report to our
Board: the Cost Reduction/Divestiture Committee and the Management Operating Committee.

     Until the Termination Date, the Cost Reduction/Divestiture Committee will have responsibility for the development and implementation of a plan that is designed to achieve asset divestitures and the development of a program of cost reductions and other synergies, with the approval of our Board. Until the Termination Date, the Cost Reduction/Divestiture Committee will be comprised of the Chairman, the CEO, the EVP (who will be chairman of the Committee) and the CFO.

     Until the Termination Date, the Management Operating Committee will be responsible for setting and implementing policies and objectives and reviewing performance and the achievement of such policies and objectives, with the approval of our Board. Until the Termination Date, the committee will be comprised of the Chairman, the CEO, the EVP, the CFO and certain other officers as are designated by the CEO, subject to review and approval by the Officer Appointment Committee. There will be no chairman of the Management Operating Committee.

Officers

     Until the Termination Date, (i) the JSC Committee will have the authority to appoint one of the directors to serve as Chairman and a person to serve as EVP, (ii) the Stone Committee will have the authority to appoint a person to serve as CEO, and (iii) the termination of employment of either the CEO or the EVP will be permissible only for Cause to be determined by at least 75% of the members of our entire Board.

     Until the Termination Date, the CEO will be the officer principally responsible for our day-to-day operations and will report directly to the Board. The Chairman and the CEO together will have general supervisory responsibilities with respect to the business affairs and officers. Our Bylaws also provide that the EVP will have the authority of a Vice President and, in his or her capacity as chairman of the Cost Reduction/Divestiture Committee, will be the officer principally responsible for the development of our asset divestiture program and cost reduction program, implementation of the asset divestiture program and, in consultation with the CEO, implementation of the cost reduction program. The implementation of the asset divestiture program and the cost reduction program are subject to Board approval. In addition to the normal responsibilities of the EVP, the EVP will also have the operating responsibilities of the CEO (in the absence of the CEO) and other operating responsibilities as may be determined by our Board that are not inconsistent with the responsibilities of the CEO as provided in our Bylaws.

     Until the Termination Date, termination of the employment or any material diminution in the responsibilities of the CFO will require the approval of at least a majority of the members of our entire Board.

Indemnification

     We indemnify our officers and directors to the fullest extent permitted under Delaware Law against all liabilities incurred in connection with their service to us.

Limitations on Directors' Liability

     Our Charter provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad fath, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. The effect of these provisions will be to eliminate our rights and our stockholders's rights to recover monetary damages against a director for breach of his or her fiduciary duty as a director, except for the situations just described, including a breach by a director resulting from grossly negligent behavior. These provisions apply only to claims against directors arising out of their role as directors and not in any other capacity (such as an officer or employee). Directors remain liable for violations of the federal securities laws and we retain the right to pursue legal remedies other than monetary damages, such as an injunction or rescission, for breach of the director's duty of care.

Business Combinations

     Section 203 of the Delaware Law prohibits certain transactions between a Delaware corporation and an "interested stockholder". An Interested Stockholder is a person who beneficially owns 15% or more of a Delaware corporations's outstanding voting shares. This provision prohibits certain business combinations between an Interested Stockholder and a corporation for three years after the date the Interested Stockholder acquired its stock unless (i) the business combination is approved by the corporation's board of directors prior to the date the Interested Stockholder acquired shares; (ii) the Interested Stockholder acquired at least 85% of the voting stock of the corporation when it became an Interest Stockholder; or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock owned by disinterested stockholders at an annual or special meeting. A business combination is defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value of 10% or more of the corporation's consolidated assets, and certain transactions that would increase the Interested Stockholder's proportionate share ownership in the corporation. The Delaware Law permits corporations to opt out of this provision. We have not opted out.

           COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

     Our common stock is quoted on the Nasdaq under the symbol JJSC. Stone common stock is listed on the NYSE under the symbol STO.

     The table below sets forth the high and low sale prices of our common stock as quoted on the Nasdaq and Stone common stock as reported on the NYSE Composite Transaction Tape. The prices are based on published financial sources. We did not declare any cash dividends on our common stock for the calendar quarters indicated.

                                                     JSC Common Stock             Stone Common Stock
                                                    -----------------      -------------------------------
                                                       Market Price           Market Price         Cash
                                                    -----------------      ------------------    Dividends
                                                     High       Low         High        Low      Declared
                                                    ------     ------      ------      ------    ---------
1995
   First Quarter...............................     20.38       14.38       24.38       17.00        --
   Second Quarter..............................     16.50       11.88       23.38       16.50        --
   Third Quarter...............................     16.75       13.00       24.38       19.00       0.15
   Fourth Quarter..............................     15.63        9.00       18.88       12.50       0.15
1996
   First Quarter...............................     12.38        9.38       15.38       12.38       0.15
   Second Quarter..............................     14.13       10.25       17.25       13.50       0.15
   Third Quarter...............................     12.25       10.50       15.50       12.50       0.15
   Fourth Quarter..............................     16.13       11.88       16.00       13.88       0.15
1997
   First Quarter...............................     16.38       11.88       16.63       11.13        --
   Second Quarter..............................     18.63       11.88       14.63        9.63        --
   Third Quarter...............................     21.63       15.50       17.75       14.25        --
   Fourth Quarter..............................     20.50       13.25       15.88       10.25        --
1998
   First Quarter...............................     17.75       13.00       13.03       10.19        --
   Second Quarter..............................     22.00       15.00       21.13       11.94        --
   Third Quarter...............................     16.75        9.75       16.13        6.69        --
   Fourth Quarter (through October 30).........     13.50       10.00       11.81        8.06        --


     On May 8, 1998, the last full trading day before the Merger was publicly announced, the closing price of our common stock quoted on the Nasdaq was $20.50 per share and the closing price of Stone common stock reported on the NYSE Composite Transaction Tape was $18.00 per share. On October 30, 1998, the closing price of our common stock on the Nasdaq was $11.44 per share and the closing price of Stone common stock reported on the NYSE Composite Transaction Tape was $9.56 per share.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the principal United States federal income tax consequences relating to the conversion of the Debentures and Preferred Stock into shares of SSCC Common Stock. This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and Treasury Regulations, changes to any of which subsequent to the date hereof may affect the tax consequences described herein. This summary discusses only Debentures and Preferred Stock which are held as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules. Holders are urged to consult their tax advisors with respect to the federal and other tax consequences of the conversion of Debentures or Preferred Stock into shares of SSCC Common Stock.

Federal Income Tax Considerations for U.S. Holders

     As used herein, the term "U.S. Holder" means an owner of a Debenture or a share of Preferred Stock that, for United States federal income tax purposes is
(i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or
(iv) a trust (A) the administration over which a United States court can exercise primary supervision and (B) all of the substantial decisions of which one or more United States persons have the authority to control.

     Conversion of Debentures into SSCC Common Stock

     The conversion of Debentures into SSCC Common Stock will be a taxable transaction for United States federal income tax purposes. A U.S. Holder will recognize gain or loss in an amount equal to the difference between the fair market value of the SSCC Common Stock received and its adjusted tax basis in the converted Debentures. A U.S. Holder's adjusted tax basis in the Debentures generally equals the cost of the Debentures to such Holder, increased by the amount of market discount, if any, previously included in income by the U.S. Holder with respect to such Debentures and decreased by the amount of amortizable bond premium, if any, previously deducted from income by the U.S. Holder with respect to such Debentures. Such gain or loss will generally be capital gain or loss; however, any gain realized by a U.S. Holder on the conversion of Debentures having market discount will be treated as ordinary income to the extent of the market discount that has accrued while such Debentures were held by the U.S. Holder unless the U.S. Holder has included such market discount in income currently as it accrued. In general, market discount is the excess, if any, of the stated redemption price at maturity of a Debenture over the U.S. Holder's tax basis therein immediately after its acquisition (unless the amount of such excess is less than a specified de minimis amount, in which case market discount is considered to be zero).

     Conversion of Preferred Stock into SSCC Common Stock

     The conversion of Preferred Stock into SSCC Common Stock will be a taxable transaction for United States federal income tax purposes. A U.S. Holder will recognize gain or loss in an amount equal to the difference between the fair market value of the SSCC common stock received and its adjusted tax basis in the converted shares of Preferred Stock. A U.S. Holder's adjusted tax basis in the Preferred Stock generally equals the cost of the Preferred Stock to such Holder. Such gain or loss will generally be capital gain or loss.

Federal Income Tax Considerations for Non U.S. Holders

     As used herein, the term "Non U.S. Holder" means an owner of a Debenture or a share of Preferred Stock that, for United States federal income tax consequences, is not a U.S. Holder, as defined above.

     Conversion of Debentures or Preferred Stock into SSCC Common Stock

     Gain realized by a Non U.S. Holder on the conversion of Debentures or Preferred Stock into SSCC Common Stock will not be subject to United States federal income tax, provided (i) such gain is not effectively connected with the conduct of a trade or business within the United States, and (ii) in the case of a Non U.S. Holder who is an individual, such individual is not present in the United States for a period or periods aggregating 183 days or more during the taxable year in which such gain is realized, is not a former citizen of the United States whose loss of citizenship had as one of its principal purposes the avoidance of United States tax, and has not elected to be treated as a resident of the United States for tax purposes.

Certain FIRPTA Considerations

     The discussion above assumes that during the shorter of (i) the period during which the holder held the Debentures or Preferred Stock or (ii) the five year period ending on the date of conversion, SSCC was not a United States real property holding corporation within the meaning of Section 897(c) of the Code. If SSCC becomes, during the applicable time period, a United States real property holding corporation, then upon conversion of a Debenture or a share of Preferred Stock, SSCC may withhold 10% of the fair market value of the shares of SSCC Common Stock that would otherwise be received by a U.S. Holder of such Debenture or Preferred Stock, unless the holder submits certification of non-foreign status in accordance with applicable Treasury Regulations. In addition, Non U.S. Holders of Debentures or Preferred Stock may (i) be subject to this withholding tax, (ii) be subject to United States income tax on gain realized with respect to the conversion of the Debentures or Preferred Stock into SSCC Common Stock (which tax will be reduced by the amount withheld), and
(iii) be required to file a U.S. federal income tax return. A Non U.S. Holder is urged to consult its own tax advisors as to the application of these rules.

                              PLAN OF DISTRIBUTION

     We are offering the Common Stock only to holders of Stone Debentures and Stone Preferred Stock who elect to convert their Debentures and Preferred Stock into SSCC common stock after the Merger. We will not be offering or selling the Common Stock in any other manner, and will not use the services of any underwriters or agents.

                                 LEGAL MATTERS

     Davis Polk & Wardwell will issue an opinion about the legality of the Common Stock for us.

                                    EXPERTS

     The consolidated financial statements and schedule of JSC and JSCE, Inc. appearing in their Annual Reports on Form 10-K for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon, and are incorporated by reference in this Prospectus. We are incorporating such consolidated financial statements and schedule by reference in this Prospectus in reliance upon such reports given upon the authority of Ernst & Young LLP as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The estimated expenses payable in connection with the offering described in this Registration Statement are set forth below. All amounts shown are estimates, except the SEC registration fee.


SEC registration fee................................................  $15,677
Printing and engraving expenses.....................................  $20,000
Accounting fees and expenses........................................     None
Legal fees and expenses.............................................  $50,000
Miscellaneous.......................................................     None
     TOTAL..........................................................  $85,677
 Item 15.  Indemnification of Directors and Officers.

     Exculpation. Section 102(b)(7) of the Delaware Law permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for the payment of unlawful dividends or unlawful stock repurchases, or for any transaction from which the director derived an improper personal benefit.

     The SSCC Charter incorporates the exculpation provisions permitted by
Section 102(b)(7) described above.

     Indemnification. Section 145 of the Delaware Law permits a corporation to indemnify any of its directors, officers, employees or agents who was or is a party, or is threatened to be made a party, to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, for expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe that such person's conduct was unlawful. In a derivative action, i.e., one by or in the right of a corporation, the corporation is permitted to indemnify directors, officers, employees or agents against expenses (including attorneys' fees) actually and reasonably incurred by them in connection with the defense or settlement of an action or suit if they acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     The SSSC Bylaws make mandatory the indemnification permitted by Section 145 described above.

     Insurance. The directors and officers of JSC are insured under a policy of directors' and officers' liability insurance.

     Stone Directors and Officers. The merger agreement to effect the Merger (the "Merger Agreement") provides that SSCC will (or will cause Stone to) indemnify and hold harmless, to the same extent provided for in the Stone Charter and Stone Bylaws, current or former directors or officers of Stone for damages and liabilities (including reasonable attorneys' fees) arising out of or pertaining to any action or inaction in their capacity as an officer or director occurring before the Effective Time (including transactions contemplated by the Merger Agreement). The Merger Agreement further provides that the indemnification obligations set forth in the Stone Charter and Stone Bylaws as of the date thereof, will survive the Merger and will not be amended, repealed or otherwise modified for a period of six years after the Effective Time in a manner that would adversely affect the rights of individuals who were directors, officers, employees or agents of Stone or its subsidiaries on or prior to the Effective Time.

     The Merger Agreement also provides that for a period of six years after the Effective Time, SSCC will provide to Stone's current directors and officers liability insurance protection substantially equivalent in kind and scope to that provided by Stone's current directors' and officers' liability insurance policies in effect the date thereof; provided however, SSCC will not be required to expend in any one year an amount in excess of 300% of the annual premiums currently paid by Stone for such insurance (such amount, the "Maximum Premium"); provided, further, that if during such period the annual premiums for comparable insurance coverage exceed the Maximum Premium, SSCC shall be obligated to provide a policy that, in the reasonable judgment of SSCC, provides the best coverage available for a cost not exceeding the Maximum Premium.

Item 16.  Exhibits.

       5.1*     Opinion of Davis Polk & Wardwell
      23.1*     Consent of Ernst & Young LLP
      23.2      Consent of Davis Polk & Wardwell (included in the opinion filed as Exhibit 5.1)
      24.1      Powers of Attorney (included on the signature page hereto)

------------
*    Filed herewith.

Item 17.  Undertakings.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement:

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by JSC (or SSCC after the Merger) pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri, on October 30, 1998.



                                   JEFFERSON SMURFIT CORPORATION
                                   (Registrant)

                                   By /s/ Richard W. Graham
                                      -----------------------------------
                                      Richard W.Graham
                                      President, Chief Executive Officer
                                         and Director


                             -----------------------

                                POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints Patrick J. Moore and Michael E. Tierney, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


               Signature                                     Title                                   Date
               ---------                                     -----                                   ----

/s/ Richard W. Graham                   President, Chief Executive Officer and                 October 30, 1998
---------------------------------       Director (Principal-Executive-Officer)
(Richard W. Graham)


/s/ Patrick J. Moore                    Vice President and Chief Financial Officer             October 30, 1998
---------------------------------       (Principal Financial and Accounting-Officer)
(Patrick J. Moore)


/s/ Leigh J. Abramson                   Director                                               October 30, 1998
---------------------------------
(Leigh J. Abramson)


/s/ Alan E. Goldberg                    Director                                               October 30, 1998
---------------------------------
(Alan E. Goldberg)


/s/ Michael C. Hoffman                  Director                                               October 30, 1998
---------------------------------
(Michael C. Hoffman)


/s/ Michael M. Janson                   Director                                               October 30, 1998
---------------------------------
(Michael M. Janson)


/s/ Thomas A. Reynolds                  Director                                               October 30, 1998
---------------------------------
(Thomas A. Reynolds, III)


/s/ James E. Terrill                    Director                                               October 30, 1998
---------------------------------
(James E. Terrill)



                                  EXHIBIT INDEX


5.1     -  Opinion of Davis Polk & Wardwell
23.1    -  Consent of Ernst & Young LLP
23.2    -  Consent of Davis Polk & Wardwell (included in the opinion filed as
           Exhibit 5.1)
24.1    -  Powers of Attorney (included on the signature page hereto)